W. Scott Lawler
Attorney at Law

4960 S. Gilbert Rd., Suite 1-111
Chandler, AZ 85249
Telephone: 602-466-3666

W. Scott Lawler, Esq.
Admitted in Arizona and California

August 7, 2012

Mr. H. Roger Schwall – Assistant Director
Securities and Exchange Commission
100 F St., NE
Washington, D.C. 20549

Re:       Braeden Valley Mines, Inc. (the “Company”)
Amendment No. 6 to Registration Statement on Form S-1
Filed June 18, 2012
File No. 333-158062

Dear Mr. Schwall:

The Company is in receipt of your comment letter dated July 6, 2012, regarding the Company’s filing referenced above.

Below are the comments from your comment letter each followed by the Company’s responses thereto.

Amendment No. 6 to Registration Statement on Form S-1

General

Comment #1

As you know, our mining engineer is awaiting receipt from you of materials that he needs in order to continue his review of your filing. Please be advised that he may have additional comments after receiving your materials.

Response to Comment #1

Mr. John Coleman, Mining engineer has received the Mining Report and informed my office on or about July 12, 2012 that he has no further comments.

Comment #2

Please include page number in your document.

Response to Comment #2

Comment 2 is duly noted and revisions have been made.

Comment #3

Please update your financial statements and all related disclosures to comply with Rule 9-03 of Regulation S-X and Item 303 of Regulation S-K.

Response to Comment #3

Comment 3 is duly noted and Amendment #7 to the Registration Statement includes updated financial statements through June 30, 2012..

Exhibit 10.2

Comment #4

Exhibit 10.2 appears to have been filed in PDF format rather than in searchable text format. Please re-file Exhibit 10.2 in searchable text format.

Response to Comment #4

Exhibit 10.2 is included in Amendment 7 in a searchable text format.

Sincerely,

/s/  W. SCOTT LAWLER
W. Scott Lawler, Esq.